UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

EVOLUTION PETROLEUM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30049A107

(CUSIP Number of Class of Securities (Underlying Common Stock)

Sterling H. McDonald

Vice President, Chief Financial Officer

Evolution Petroleum Corporation

2500 CityWest Blvd., Suite 1300

Houston, Texas 77042

(713) 935-0122

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

And communications on Behalf of Filing Persons)

With copies to:

Michael T. Larkin, Esq.

Adams and Reese LLP

1221 McKinney Street, Suite 4400

Houston, Texas 77010

(713) 652-5151

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$ 1,521,385	$ 84.89

*                      Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 834,280 shares of common stock of Evolution Petroleum Corporation that have an aggregate value of $1,521,385 as of May 14, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**               The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended equals $55.80 per million dollars of the value of the transaction.  Filing fee previously paid in Schedule TO filed with the SEC effective May 15, 2009.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $84.89	Filing Party: Evolution Petroleum Corporation
Form or Registration No.: Schedule TO	Date Filed: May 15, 2009

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer  tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐                                    Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Issuer Third-Party Tender Offer)

Amendment No. 2 to

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (as amended, supplemented and restated from time to time, the “Schedule TO”) originally filed by Evolution Petroleum Corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on May 15, 2009, and amended on May 21, 2009, relating to an offer by the Company to certain of its employees to exchange certain outstanding options to purchase shares of the Company granted under the Company’s Amended and Restated 2004 Stock Plan.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated herein.  Unaffected items and exhibits are not included herein.  All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

ITEMS 1 and 2.

Part I “Summary Term Sheet” of the Offer to Exchange filed as Exhibit (a)(1)(i) to the Schedule TO filed with the SEC on May 15, 2009, and amended on May 21, 2009 (the “Offer to Exchange”), and Items 1 and 2 of the Schedule TO are hereby amended as follows:

(1)                         The answer to Question 16 set forth under Part I “Summary Term Sheet” of the Offer to Exchange is hereby deleted in its entirety and replaced with the following sentence:

“No.  An Eligible Person who elects to participate in the Exchange Program is not required to pay any money to receive shares of Restricted Stock.”

(2)                         The second sentence of the answer to Question 41 set forth under Part I “Summary Term Sheet” of the Offer to Exchange is hereby deleted in its entirety.

ITEMS 4(a) and 7.

Items 4(a) and 7 of the Schedule TO, the cover page and Sections 3, 4, 7, 8 and 14 of Part III of the Offer to Exchange and the Form of Restricted Stock Agreement filed as Exhibit (d)(3) to the Schedule TO filed with the SEC on May 15, 2009, and amended on May 21, 2009 (the “Restricted Stock Agreement”) are hereby amended and supplemented, respectively, as follows:

(1)                           The second sentence of the first paragraph under the subsection “Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to give Notice of Defects” set forth in Section 3 of Part III of the Offer to Exchange is deleted in its entirety and replaced with the following sentence:

“Our determination of these matters will be final, conclusive and binding upon all persons, but may be challenged in a court of competent jurisdiction.”

(2)                           The last sentence of the last paragraph under set forth in Section 4 of Part III of the Offer to Exchange is deleted in its entirety and replaced with the following sentence:

“Our determination of these matters will be final, conclusive and binding, but may be challenged in a court of competent jurisdiction by any Eligible Person participating in the Exchange Program.”

(3)                           The Company has amended the terms of the Offer to Exchange as set forth in the Offer to Exchange to eliminate the requirement for payment of the par value of restricted stock exchanged for Eligible Option Grants in the Exchange Program.  Accordingly, the Section 7 and Section 8 of Part III of the Offer to Exchange are hereby amended as follows:

(i)             The first sentence of Section 7 of Part III of the Offer to Exchange is deleted in its entirety.

(ii)          The last two sentences of the first paragraph under the subsection “Terms of Restricted Stock” set forth in Section 8 of Part III of the Offer to Exchange are deleted in their entirety.  For clarification, the sentences deleted from Section 8 state:

“You will also be required to pay the par value per share ($0.001 per share) of the Restricted Stock to be issued to you.  For example, if you receive 100,000 shares of Restricted Stock you will be required to pay $100 to the Company.”

(4)                           The condition set forth in clause (c)(v) of Section 7 of Part III of the Offer to Exchange is deleted in its entirety and replaced with the following:

“INTENTIONALLY OMITTED.”

(5)                           The second sentence of the last paragraph of Section 7 of Part III of the Offer to Exchange is deleted in its entirety and replaced with the following sentence:

“We may assert them in our sole discretion when events occur that give rise to such conditions before the Expiration Date, so long as such condition was not triggered as a result of any action or inaction by us.”

(6)                           The fourth sentence of the last paragraph of Section 7 of Part III of the Offer to Exchange is deleted in its entirety and replaced with the following sentences:

“If a condition is triggered and we do not exercise any of our rights to terminate or amend this Exchange Program or postpone our acceptance and cancellation of any Eligible Option Grants tendered for exchange, such inaction shall be deemed a waiver of the triggering condition, and we shall notify all Eligible Persons of such waiver.  Depending on the materiality of the waived condition and the number of days remaining in the offer, we may extend the offer and circulate disclosures and other Exchange Program documents to Eligible Persons as required by applicable securities laws.”

(7)                           The last sentence of the last paragraph of Section 7 of Part III of the Offer to Exchange is deleted in its entirety and replaced with the following sentence:

“Any determination we make concerning the waiver or assertion by us of any of the conditions of this Offer will be final and binding upon all persons.  Any Eligible Person participating in the Exchange Program may challenge the Company’s final determination in a court of competent jurisdiction.”

(8)                           The paragraph under the subsection “Registration and Sale of Restricted Stock” set forth in Section 8 of Part III of the Offer to Exchange is deleted in its entirety and replaced with the following sentence:

“All shares of Restricted Stock issuable upon exchange of Eligible Options are granted under the 2004 Stock Plan.”

(9)                           The Company has eliminated any reference in Section 14 of Part III of the Offer to Exchange regarding the Company’s right to provide oral notice to Eligible Persons of the termination or amendment of the Exchange Program and has revised Section 14 of Part III of the Offer to Exchange as follows to indicate that the Company may provide notice of termination or amendment of the Exchange Program through the filing and dissemination of revised offer materials:

(i)             The language “by giving oral or written notice of the extension to the option holders eligible to participate in the exchange or making a public announcement of the extension” set forth in the first paragraph of Section 14 of Part III of the Offer to Exchange is amended as follows:

“by giving written notice of the extension to the option holders eligible to participate in the exchange or making a public announcement of the extension or, if required by applicable securities laws, the filing and dissemination of revised tender offer materials”

(ii)          The language “by giving oral or written notice of the termination, amendment or postponement to the option holders eligible to participate in the Exchange Program or making a public announcement of the termination, amendment or postponement” set forth in the first sentence of the second paragraph of Section 14 of Part III of the Offer to Exchange is amended as follows:

“by giving written notice of the termination, amendment or postponement to the option holders eligible to participate in the Exchange Program or making a public announcement of the termination, amendment or postponement or, if required by applicable securities laws, the filing and dissemination of revised tender offer materials ”

(10)                     The following language is deleted in its entirety from the heading of the cover page of the Offer to Exchange:

“This document constitutes part of the Section 10(a) Prospectus Relating to the Evolution Petroleum Corporation’s Amended and Restated 2004 Stock Plan.”

(11)                     The provision set forth in Section 3.(a) of the Restricted Stock Agreement is deleted in its entirety and replaced with the following:

“Transferee Representations. In connection with the issuance and acquisition of Shares under this Agreement, the Transferee hereby represents and warrants to the Company that the Transferee will not sell, transfer or otherwise dispose of the Transferred Shares in violation of the Securities Act, the Securities Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.  The Transferee agrees that he or she will not dispose of the Transferred Shares unless and until he or she has complied with all requirements of this Agreement applicable to the disposition of Transferred Shares and he or she has provided the Company with written assurances, in substance and form satisfactory to the Company, that (A) the proposed disposition does not require registration of the Transferred Shares under the Securities Act or all appropriate action necessary for compliance with the registration requirements of the Securities Act or with any exemption from registration available under the Securities Act (including Rule 144) has been taken and (B) the proposed disposition will not result in the contravention of any transfer restrictions applicable to the Transferred Shares under applicable state law.”

ITEM 10.                      FINANCIAL STATEMENTS.

Item 10 of the Schedule TO and Section 9 of Part III of the Offer to Exchange are hereby amended and supplemented to include the following information:

The Company’s book value per share as of March 31, 2009 and 2008 was $1.22 and $1.20, respectively.  The Company’s book value per share as of June 30, 2008 and 2007 was $1.23 and $1.22, respectively.  Book value per share is the value of our total stockholders’ equity divided by the number of our issued and outstanding common shares.  Our outstanding shares as of March 31, 2009 and 2008 amounted to 26,259,147 and 26,860,439 shares, respectively.  Our outstanding shares as of June 30, 2008 and 2007 amounted to 26,870,439 and 26,776,234 shares, respectively.  The Company had no earnings at the end of the referenced periods and as a result,  a presentation of earnings to fixed charges is not meaningful.

ITEM 12.                      EXHIBITS

The Exhibit Index included in this Amendment No. 2 to Schedule TO is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVOLUTION PETROLEUM CORPORATION

By:	/s/ Sterling H. McDonald
Sterling H. McDonald
Vice President and Chief Financial Officer

Dated: June 9, 2009

EXHIBIT INDEX

EXHBIIT	DESCRIPTION OF EXHIBIT
(a)(1)(i)	Offer to Exchange relating to our Exchange Program dated May 15, 2009.*

(a)(1)(ii)	Form of Evolution Petroleum Corporation Exchange Program Election Form.*

(a)(1)(iii)	Form of Evolution Petroleum Corporation Eligible Option Grant and Restricted Stock Information Sheet.*

(a)(1)(iv)	Communication to Eligible Evolution Petroleum Corporation Employees and Consultants from the Chief Executive Officer, to be delivered via e-mail on or around May 15, 2009.*

(a)(1)(v)	Form of Communication to Eligible Person Participating in the Exchange Program Confirming Receipt of Election Form and Information Sheet, to be delivered via e-mail.*

(a)(1)(vi)	Reminder Communication to Eligible Evolution Petroleum Corporation Employees and Consultants, to be delivered via e-mail on or about May 26, 2009.*

(a)(1)(vii)	Form of the Election Confirmation Form to be delivered via e-mail on or about June 15, 2009.*

(a)(1)(viii)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 15, 2009, is hereby incorporated by reference.

(a)(1)(ix)

Evolution Petroleum Corporation’s Amendment on Form 10-K/A to its Annual Report for the fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission on April 7, 2009, is hereby incorporated by reference.

(a)(1)(x)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008, filed with the Securities and Exchange Commission on February 17, 2009, is hereby incorporated by reference.

(a)(1)(xi)

Evolution Petroleum Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 14, 2008, is hereby incorporated by reference.

(a)(1)(xii)

Evolution Petroleum Corporation’s Amendment No. 1 to Schedule 14A Definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on November 4, 2008, is hereby incorporated by reference.

(a)(1)(xiii)	Evolution Petroleum Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 3, 2008, is hereby incorporated by reference.

(a)(1)(xiv)

Evolution Petroleum Corporation’s Definitive Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on October 28, 2008, is hereby incorporated by reference.

(a)(1)(xv)	Evolution Petroleum Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 28, 2008, is hereby incorporated by reference.

(a)(1)(xvi)

Evolution Petroleum Corporation’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the Securities and Exchange Commission on September 24, 2008, is hereby incorporated by reference.

(a)(1)(xvii)	Evolution Petroleum Corporation’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on July 3, 2008, is hereby incorporated by reference.

(b)	Not applicable

(d)(1)

Evolution Petroleum Corporation Amended and Restated 2004 Stock Plan, filed with the Securities and Exchange Commission on October 29 2007 as Annex A to Definitive Schedule 14A, is hereby incorporated by reference.

(d)(2)

Form of Stock Option Agreement for the Natural Gas Systems 2004 Stock Plan, filed with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K on April 8, 2005, is hereby incorporated by reference.

(d)(3)	Form of Restricted Stock Agreement under Evolution Petroleum Corporation’s Amended and Restated 2004 Stock Plan.

*Previously filed.